Filed by KKR & Co. L.P.

Commission File No.: 001-34820

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: KKR Financial Holdings LLC

Commission File No. for Registration Statement

on Form S-4: 333-193359

Additional Information for KFN Common Shareholders

In connection with the proposed transaction, KKR & Co. L.P. (“KKR”) filed a Registration Statement on Form S-4 that includes a proxy statement of KKR Financial Holdings LLC (“KFN”) and that also constitutes a prospectus of KKR. KKR and KFN may also file other relevant materials with the SEC. Shareholders of KFN are urged to read the proxy statement/prospectus contained in the Registration Statement and other relevant materials because these materials contain important information about the proposed transaction. These materials are available to the shareholders of KFN at no expense to them. The Registration Statement and other relevant materials, including any documents incorporated by reference therein, may be obtained free of charge at the SEC’s website at www.sec.gov or for free from KKR at http://ir.kkr.com/ or by emailing kfn.ir@kkr.com. You may also read and copy any reports, statements and other information filed by KKR with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information or its public reference room.

KKR, KFN and their respective directors, executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from KFN’s common shareholders in respect of the proposed transaction. Information regarding KFN’s directors and executive officers is available in KFN’s Amendment No. 1 to its Annual Report on Form 10-K, filed with the SEC on April 23, 2014.  Information regarding KKR’s directors and executive officers is available in the Registration Statement on Form S-4 filed in connection with the proposed transactions.  These documents may be obtained free of charge from the SEC’s website at www.sec.gov and the KFN’s website at http://ir.kkr.com/kfn_ir/kfn_sec.cfm.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

The following information regarding the proposed transaction was discussed on KKR’s Q1 2014 earnings conference call held on April 24, 2014.

Excerpts from KKR’s Q1 2014 Earnings Conference Call held on April 24, 2014

Craig Larson — KKR  Head of IR

“…On the call we will also be providing estimates on cash carry and its impact on future distributions. These estimates are based on March 31 valuations as well as unit counts prior to the KFN closing. And for anything about the KFN transaction, please do refer to the proxy statement and other SEC filings that both KFN and KKR have made because they contain important information about the transaction. …”

Scott Nuttall — KKR Global Head of Capital & Asset Management

“…The last topic I want to spend time on is KFN. As we said in December, we expect that KFN’s recurring balance sheet income will increase our distribution per unit over time and materially increase our recurring distribution per unit. Additionally, the KFN transaction will bring us more capital to grow our firm and more flexibility to pursue outside opportunities when we find something we like. The shareholder vote is next Wednesday, and we hope to close shortly thereafter. …”

“…In short, the model is starting to yield the results we envisioned and with the addition of KFN, Avoca and the increase in exit activity plus the evolution of our newer businesses from fund 1 to fund 2, we are optimistic about the future. ...”

Scott Nuttall — KKR Global Head of Capital & Asset Management

“…I would also point you to if you are thinking about where we are heading obviously with KFN hopefully the transaction gets approved next week that will actually reduce our fee paying assets but as we discussed in December materially increase our cash flow and our recurring distribution. …”

Michael Kim — Sandler O’Neill & Partners — Analyst

“And then finally to follow up on KFN, just be curious to get your current thoughts on how you are thinking about reinvestment opportunities as the KFN CLOs wind down and what ROE expectations are you targeting both in the near term and over time as the underlying mix of the investments on the balance sheet continues to evolve.”

Scott Nuttall — KKR Global Head of Capital & Asset Management

“I would say there is no real change on that from last quarter, Michael. Our perspective is that we view that we are going to run the balance sheet as a holistic balance sheet. And you know the ROEs we have been able to generate on the balance sheet the last couple of years which are materially higher than what KFN has been generating on its own. So we continue to see opportunities across all of our businesses and strategies and perhaps in future quarters we can dig into that a bit more. …”

Scott Nuttall — KKR Global Head of Capital & Asset Management

“…I mentioned KFN that is going to reduce our fee paying AUM, but meaningful increase our cash flow and our recurring distribution which we said in December that would be up 28% a unit pro forma for KFN that is good news but fee paying AUM would be down. …”